YUKON-NEVADA GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2011

The following management’s discussion and analysis (‘‘MD&A’’) should be read in conjunction with the consolidated financial statements of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) for the year ended December 31, 2011 and related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS” as issued by the International Accounting Standards Board (”IASB”)). The Company previously prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian GAAP to IFRS is set out in Note 27 to the consolidated financial statements for the year ended December 31, 2011. The Company’s 2010 comparatives in this MD&A have restated and presented in accordance with IFRS. As the date of transition to IFRS was January 1, 2010, the 2009 comparative information included in this MD&A have not been restated to be in accordance with IFRS. All figures are in United States dollars unless otherwise noted. References to (“CAD”) are to Canadian dollars. This MD&A has been prepared as of March 29, 2012.

The Company’s shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at March 29, 2012 the Company had 931,479,031 shares outstanding.

ANNUAL HIGHLIGHTS

  The Jerritt Canyon Mill shipped 13,864 ounces of gold during the quarter from purchased ore, stockpiles and mining operations, compared with 22,777 ounces of gold in 2010. Total ounces produced for the quarter declined significantly compared with the fourth quarter of 2010 primarily as a result of the Company processing higher grade (and higher cost) Newmont ore in the fourth quarter of 2010 and higher than normal down time as a result of continued delays in the annual shutdown (originally scheduled for June of 2011) as the site waited for key components required for completing the installation of the ore dryer. Jerritt Canyon shipped a total of 67,748 ounces from stockpiles, purchased ore, and mining operations for the year ended December 31, 2011 compared with 65,104 ounces for the year ended December 31, 2010.

  The Company took delivery of sufficient mining equipment to ramp up mining of the SSX-Steer mine, as well as equipment for the mill facilities, completed significant upgrades to the lab, continued work on the structure for the new ore dryer, including installation of the bag house and scrubbers (used to reduce sulfur dioxide emissions), and completed the lining of the two new water storage reservoirs with the remaining lining of the second tailings facility to be completed in 2012. The Company also carried out extensive exploration activities in the fourth quarter in Starvation Canyon, Mahala, and existing areas of activity (Smith and SSX- Steer) as well as two of the historical pit areas.

  The Company closed a $120 million Forward Gold Purchase Agreement (“Gold Purchase Agreement”) with Deutsche Bank AG (“Deutsche Bank”) on August 12, 2011 for the delivery of 173,880 ounces over a four year period, commencing September 30, 2011. The proceeds of the Gold Purchase Agreement are primarily being used for capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the second tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill. The proceeds were also used to repay the senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010 (the “Notes”).

  On May 24, 2011 the Company closed a non-brokered private placement for a total of 33.5 million units with Deutsche Bank AG at a price of C$0.43 per unit for proceeds of C$14.4 million. Each unit contains one common share and one warrant with a twenty-four month term at an exercise price of C$0.55. The Company also closed a non-brokered private placement for a total of 8.3 million common shares at a price of C$0.85 per share for proceeds of $7.2 million.

  The gross margin from mining operations at the Jerritt Canyon Mine was a loss of $2.8 million in the three months ended December 31, 2011, compared with $8.0 million for the same period in 2010, a significant improvement as Jerritt Canyon reduced the processing of third party ore and focused on processing stockpiles and ore from the Smith and SSX-Steer mines. The benefit of processing lower cost ore was offset by the significant down time during the quarter as the operations carried out critical maintenance work while waiting for the arrival of equipment required for a complete shutdown maintenance and upgrade program. For the year-ended December 31, 2011 the operations lost $25.9 million compared with $11.6 million in the year-ended December 31, 2010, primarily resulting from the processing of higher cost third party ores and significant downtime during the year.

  The Company had a loss of $7.5 million in the fourth quarter of 2011 compared to a loss of $49.3 million in the fourth quarter of 2010. This lower loss in 2011 is largely due to the improvement in the gross margin from operations and the significantly lower loss on revaluation of warrants largely arose from the loss from mining operations noted above as well as the interest costs on the $25 million Notes and derivative losses of $7.2 million.

OVERVIEW

Yukon-Nevada Gold Corp. (“Yukon-Nevada Gold” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(Dollars in thousands except for per ounce amounts)

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Total 2011
Gold (troy ounces)
Payable Ounces Produced	13,181	19,407	21,296	13,864	67,748
Gold Ounces Sold	13,650	18,341	18,035	16,850	66,876
Gold sales	$18,973	$28,258	$30,116	$27,769	$105,116
Cost of gold sold	$32,890	$30,191	$37,279	$30,450	$130,810
Average gold price per ounce	$1,390	$1,541	$1,678	$1,676	$1,623

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Total 2010
Gold (troy ounces)
Payable Ounces Produced	7,650	9,337	17,202	22,777	56,966
Gold Ounces Sold	9,108	9,876	15,547	21,883	56,414
Gold sales	$10,158	$11,850	$19,466	$29,896	$71,370
Cost of gold sold	$13,460	$13,536	$18,036	$37,911	$82,943
Average gold price per ounce	$1,116	$1,200	$1,252	$1,366	$1,265

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Total 2009
Gold (troy ounces)
Payable Ounces Produced	-	5,180	-	4,590	9,770
Gold Ounces Sold	-	5,180	-	4,590	9,770
Gold sales	$-	$4,788	$-	$5,125	$9,913
Cost of gold sold	$68	$6,089	$1,347	$18,545	$26,049
Temporary shutdown costs	$2,452	$2,460	$5,176	$462	$10,550
Average gold price per ounce	$-	$924	$-	$1,117	$1,015

In 2008 the Jerritt Canyon operations were shut down in the third quarter due to increasing mining costs resulting from a lack of historical development prior to the Company acquiring the property and also the significant amounts of required infrastructure expenditures remaining to be completed. The workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Division of Environmental Protection (“NDEP”) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In early 2009, the Company submitted new design plans for mercury emissions control equipment along with plans to address other environmental concerns arising from the NDEP, resulting in conditional approval to restart operations on March 25, 2009. The Company shutdown roaster operations again on May 30, 2009 as delays in receiving critical components required in the construction of the new mercury emission control system resulted in the Company being unable to meet critical deadlines within the restart approval received.

Subsequent to the second shutdown the Company assumed control of the operations from a third party operator and undertook the completion of the calomel emission system along with other critical maintenance. The calomel system put in place is from a design proprietary to an Officer of the Company and in subsequent stack testing it has surpassed the requirements set by the NDEP, setting a new standard for Nevada emissions. After coming to an agreement with the NDEP in the form of a Consent Decree (“CD”) issued by the Attorney General of the State of Nevada, the Company was able to restart operations in the fourth quarter of 2009.

The CD resolved all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns, and gave the Company the right to operate the milling facility from the effective date. The CD records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. It significantly reduces the likelihood of further stop orders being issued to the Company as it provides a future mechanism for resolving any disputes.

During the fourth quarter of 2011, SMD delivered 81,843 dry tons to the mill containing 13,172 ounces from the Smith mine, lower than previous quarter deliveries of 87,330 tons containing 14,893 ounces as they focused on capital development during the quarter.

During the fourth quarter, the Company purchased 31,953 dry tons of ore from Newmont, containing 1,643 ounces, at an average cost per wet ton of $93. The ounces purchased and the cost per ton, which is a function of grade and gold price, was lower than the previous quarter as Newmont delivered lower grade stockpiles throughout the fourth quarter and deliveries ceased by mutual agreement after November, with the existing contract expiring at the end of December 2011.

With the commencement of mining at the SSX-Steer mine in the fourth quarter of 2011, the Company also took delivery of 9,051 tons to the mill containing 1,117 ounces. The rate of mining increased throughout the quarter as the Company continued recruiting mining personnel and took delivery of additional equipment.

During the year, mill production levels significantly underperformed targets as the operation was subjected to both scheduled and unscheduled downtime, aggravated early in the year by limited resources and long lead times on equipment. The scheduled shutdowns were used to carry out required maintenance, including the replacement of the ball mill and ore dryer liners, refurbishing the thickener, and completing upgrades to the CIL circuit. The unscheduled downtime during the year was largely the result of a series of mechanical or power failures at the mill site resulting either from overdue maintenance required or, in the latter case, salt from tailings pond evaporators calcifying on power lines and transformers in the vicinity of the tailings pond. For the current year the Company has significantly increased the total number of evaporators operating in order to reduce the supernatant water levels in compliance with the requirements of the CD, however this has significantly increased the exposure of the sites various transformers to water vapor with high salt content. Mechanical failures that arose during the year consisted of thickener rake failures in the fourth quarter (requiring complete clean out and rehabilitation of the thickener bed) and in earlier quarters the failure and subsequent replacement of the induction fan, one of the tertiary cone crushers, the bucket elevator in the crushing circuit, and the thickener pump. These failures would have normally been addressed in the annual scheduled shutdown but, due to delays in necessary equipment (primarily the ore dryer components) the Company repeatedly deferred the shutdown which was originally scheduled for June until the equipment was on hand.

These equipment failures during the year led to significant downtime for the mill operations. Most of the problems were the result of aging equipment and have largely been rectified following the outages. With the resulting low tonnages during the year, the largely fixed costs (82%) of operating the mill contributed to an overall higher cost of production. The combination of low tonnages and the high relative proportion of purchased ore processed resulted in a negative margin during the year. With the completion of the shutdown in January 2012 the Company expects to be able to increase the daily production amounts and, with a phase out of purchased ore occurring at the end of 2011, will be processing a larger portion of higher grade ore from the Smith, SSX-Steer mine and also from lower cost stockpiles, a significant improvement in margins will be realized.

In order to ensure the long term viability of the operation, the Company has raised significant funds during the year to address key areas that have historically been the cause of either production bottlenecks or limitations on the life of the asset. The two key projects that the Company has made significant headway on are the construction of the new ore dryer, which has been designed and built to follow the primary crushing circuit rather than secondary crushing, and the second tailings facility including two additional water storage reservoirs. The reengineering of the ore dryer is part of both the winterization program as well as a compliance requirement of the CD. By placing the ore dryer early in the circuit and housing exposed areas following the dryer, issues with wet ore, which typically lead to blocked chutes in the winter due to freezing, will be mitigated allowing for increased production rates throughout the year. The Company is also adding additional filtration (cyclones, bag house) and mercury scrubbers to bring emissions from the drying circuit under the compliance requirements of the CD. The addition of a new tailings facility, once it has been double lined and put into service in mid-2012 will extend the life of the facility for several years as well as bring it into compliance with current environmental standards.

Underground Exploration summary

A total of 248 production cubex drill holes were completed at Smith and SSX-Steer underground mines in the four months ended December 31, 2011 (Table 1). For the year ended December 31, 2011, a total of 809 production cubex drill holes totaling 93,753 feet were completed at both the Smith and SSX-Steer underground mines. A majority of these drill holes that had assays received by late December 2011 have been added to the Company’s drill hole database and will be used in the upcoming revised resource calculation.

SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill (Table 1). The underground definition drilling at Smith for the four months ended December 31, 2011 was focused in Zone 8 where a total of 19,413 feet in 162 drill holes were completed.

Queenstake drilled a total of 11,225 feet in 86 production drill holes in Zones 1A and 7 of the SSX-Steer mine complex in Quarter 4 using our own cubex drill and staff.

Table 1. Q4 2011 Underground Definition RC Drilling (Cubex drilling)

Mine	# of Drill Holes	Footage (ft)
Smith Mine	162	19,413
SSX-Steer Mine	86	11,225
Total	248	30,638

During the fourth quarter of 2011 eleven exploration drill holes totaling 7,333 feet and one resource conversion drill hole totaling 992 feet have been completed from underground drill stations at the Smith mine (Table 2). For the year ended December 31, 2011, a total of 14 exploration drill holes totaling 11,980 feet, and 23 resource conversion diamond drill holes totaling 11,962 feet have been completed at the Smith underground mine.

The goal of the 2011 underground diamond drilling program is to add resources that are not included in the current Smith Mine 4-year Life of Mine plan.

Table 2. Q4 2011 Underground Diamond Drilling (Contractor) – Smith Mine

	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft)
Smith Mine	11	7,333	1	992

Surface Exploration summary

A total of 105 RC surface resource conversion drill holes totaling 52,750 feet, and 14 surface diamond drill holes totaling 8,346 feet were completed in fourth quarter of 2011 (Tables 3 and 4). The surface drills were active at Burns Basin, Mahala and East Dash, Saval, West Mahala, Starvation Canyon, and Pie Creek during the quarter. Included in this total are two 4-inch (ID) monitor wells completed at Starvation Canyon. For the entire 2011 year, a total of 12 surface diamond drill holes totaling 14,147 feet were completed at Starvation Canyon. In addition, a total of 15 diamond drilling core tails (drilled after a RC precollar) were completed in 2011.

Table 3. Q4 2011 Jerritt Canyon Surface RC Drilling Summary

	Resource Conversion
	# Drill Holes	Footage
Burns Basin	61	23,740
East DASH/Mahala	5	5,760
Pie Creek (OP Target)	8	2,560
Saval (OP target)	4	1,900
Starvation	13	7,490
West Mahala	14	11,300
Total	105	52,750

The surface diamond drilling for the fourth quarter of 2011 focused at the Mahala, East Dash, and West Mahala areas (Table 4) and were all core “tails” that deepened RC precollars. A total of 3 exploration diamond drill holes totaling 1,758 feet were completed at East Dash and East Mahala. Eleven resource conversion core tails totaling 6,588 feet were completed at East Dash, Mahala, and West Mahala.

Table 4. Q4 2011 Jerritt Canyon Surface Core Drilling Summary

	Exploration (core)		Resource Conversion (core)
	# Drill Holes	Footage	# Drill Holes	Footage
East Dash/East Mahala	3	1,758	2	850
West Mahala	-	-	9	5,738
TOTAL	3	1,758	11	6,588

For the entire 2011 year, a total of 208 surface RC drill holes totaling 120,130 feet were completed. In addition, a total of 12 surface diamond drill holes in the Starvation Canyon area totaling 5,251 feet, and another 15 core “tails” totaling 8,896 feet from the West Mahala and Mahala areas were completed in 2011. Most of the Mahala, East Dash, West Mahala, Saval (open-pit) and Pie Creek surface drill hole assay results will make it into the upcoming NI 43-101 report.

Surface core drilling will continue into 2012 as long as the weather remains favorable for drilling. As of December 31, 2011, assay results have been received for 126 of the 220 completed Surface RC and diamond drill holes. Drill hole geochemical data has been analyzed in the open pit ore zones for Leco C, Leco S, Sulfide S (or sulfate S), organic Carbon, and preg-rob carbon from Burns Basin, Saval-Steer, and Pie Creek. These analyses are necessary to conduct to help determine if it is feasible to recommence the Jerritt wet mill circuit to help process less refractory open pit ores in the future.

Modeling and NI 43-101 Update

Modeling in the fourth quarter focused on finishing all of the open pit models that included digitizing 0.01 opt Au shapes and making new triangulation solids and block models. All of the open pit resources will be included in the upcoming NI 43-101 report and will supersede all of the previous open pit resources included in the previous Year-End 2008 NI 43-101 report by SRK (2008). Revised resource work for the Saval, Pie Creek, Road Canyon, and Burns Basin open pit areas was started in the fourth quarter of 2011. Remaining block models to be finished by the end of January include the Smith mine, West Mahala (part of the SSX-Steer model), and Murray mine.

Ketza River

Exploration summary

The fourth quarter of 2011 drilling at Ketza River is summarized below in Table 5.

Table 5. Q4 2011 Year-End Ketza River Drilling Summary

	Total	South Hill Target	NW Target	Hoodoo Zone	Penguin Zone
Holes Completed	25	10	4	2	9
Total Footage	14,441	7,965	1,393	174	4,909

For the entire 2011 year, a total of 26 drill holes totaling 9,529 feet were completed at the Ketza River Project. Drilling started late in September 2011 and continued until early December 2011.

Exploration at the South Hill Target was focused on the western portion of the target on identified magnetic highs. All drill holes have intersected weak to moderate quartz-calcite-pyrrhotite-pyrite stockwork and stringer veins at depth in calcareous argillite (1C unit). Several drill holes have intercepted linearly non-continuous oxide and sulphide manto replacement mineralization in 1D limestone lithologies.

Six diamond drill holes were completed at the NW Target and eastern portion of the Hoodoo Zone. The drilling conditions were very poor with low core recovery. Three holes were terminated before they reached target depth due to ground conditions. All six holes intercepted zones of moderate to very strong limonite, hematite, hissingerite in 1D limestone, 1A weakly silicified phyllite, and quartzite. A drill hole had previously intercepted oxide at this target grading up to 2.67 grams per ton Au. Even though the 2011 drill holes did not all reach final target depth, it is expected that the oxide mineralization encountered will have gold grades similar to those from the previous drill hole and expand the resource body.

All of the drilling at the Penguin Zone conducted in 2011 targeted three anomalous total magnetic field highs east of the main Penguin Resource that were only partially tested during the 2010 drill program. Previous drill holes in the target include KR-10-1546 to KR-10-1550 that intercepted massive pyrrhotite, pyrite, and arsenopyrite in 1D limestone lithologies with geochemical results up to 9.71 grams per ton Au. All 2011 drill holes intercepted similar mineralization in the same 1D limestone unit. The 2010 and 2011 drill holes at the Penguin Zone are not currently included in the proposed Penguin open pit resource.

All 2011 Ketza River drill hole assays were in progress as of December 31, 2011. A total of 290 drill core pulps from the 2007-2010 exploration drilling program at Ketza and Silver Valley were submitted to two assay labs for duplicate geochemical analysis on December 15, 2011. The assays will be used for future QAQC work on the Ketza River and Silver Valley deposit models.

YESAB Activities

Questions are being addressed to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) regarding the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September of 2011. This report assesses the environmental and socio-economic effects of activities and will integrate scientific information, traditional knowledge and other local knowledge. The time schedule for the YESAA review will be a minimum of one year from the submission date.

Various other YESAB work have been completed during the quarter including several meetings with local communities (Ross River, Faro, and Teslin) and local First Nations (Ross River Dena and Teslin) were held to update everyone on the Company’s proposed Ketza River Mine Project. Numerous meetings were also held with the Water Board, YESAA, Water Resources, and Energy, Mines and Resources to help address project needs and the water license application for the existing tailings pond. Bids for a new large capacity arsenic treatment plant have been acquired in order to help treat all tailings water prior to discharging into Cache Creek.

Silver Valley

No exploration work has been carried out on the Silver Valley property during 2011.

Yukon-Shaanxi Mining Company

During 2011 there was minimal activity in the YS Mining Inc. (“YSM”) joint venture, or its wholly owned subsidiary Yukon-Shaanxi Mining Company.

During the fourth quarter of 2011 the joint venture shareholders of YSM agreed to dissolve YSM. This was done by way of a Corporate Dissolution Agreement (the “Agreement”); and, the shareholders of YSM executing a consent resolution authorizing the dissolution of YSM (the “Resolution”).

The Resolution and the Agreement were both dated and executed on October 18, 2011 and all remaining assets, primarily cash, were distributed to the joint venture shareholders. The Company received a CAD $2.2 million from the distribution of assets on October 25, 2011. As at December 31, 2011 an application of dissolution had yet to be filed and YSM had yet to be dissolved. Remaining costs to dissolve YSM will be nominal and will be funded by each joint venture party as they arise.

SELECTED ANNUAL FINANCIAL INFORMATION

(In thousands of dollars, except for share and per share amounts)

			2009
	2011	2010	(Canadian GAAP)
Income Statement
Revenue	$105,116	$71,370	$9,913
Cost of gold sold	130,975	82,943	26,049
Gross loss	(25,859)	(11,573)	(16,136)
Loss from mine operations	(32,535)	(17,001)	(35,847)
Income (loss) before taxes	26,190	(192,018)	(42,804)
Net income (loss)	26,382	(190,388)	(42,660)
Basic income (loss) per share	0.03	(0.29)	(0.13)
Weighted average # of shares outstanding	800,430,950	646,540,724	338,967,089
Balance Sheet
Cash and cash equivalents	$2,261	$-	$185
Total assets	327,646	219,241	195,441
Total non-current liabilities	162,495	212,608	51,329

Subsequent to a complete shutdown in mid-2008, the milling operations resumed March 25, 2009 when approvals were received from NDEP on the progress and plans developed by the Company to address environmental compliance concerns. Operations were shutdown again on May 30, 2009 due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system, a requirement of the NDEP in their March restart order. The Company was able to complete the installation of a calomel emission system and the system instrumentation on July 20, 2009.

After coming to an agreement with the NDEP in the form of a Consent Decree, the Company resumed operations on October 20, 2009. The Consent Decree resolved all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gave the Company the right to operate the milling facility from the effective date.

RESULTS OF OPERATIONS

The Company had a net income of $26.4 million during the year ended December 31, 2011, compared with a net loss of $190.4 million in the year-ended December 31, 2010. The increase in results from 2010 to 2011 is primarily the result of $77.9 of interest and other income being recognized in 2011. The increase was principally the result of a non-cash gain of $97.2 million that resulted from the change in fair-value of share purchase warrants, compared to a $100.4 million loss from the fair-value measurement of warrants in recognized 2010. The decrease in the fair value of warrants, and the corresponding liability, is attributable to the decrease in the Company’s share price during 2011. The 2011 gain from warrant fair value measurement was offset by a $41.5 million loss from operations; $11.6 million of finance and transaction costs, principally comprised of interest incurred on the Notes which were settled in the year; and, the recognition of $19.5 million in loss on derivatives being attributable to rising gold prices in the year.

The gross margin loss for 2011 was $25.9 million compared to $11.6 million for the year ended December 31, 2010. The increased loss in 2011 is primarily the result of the low production tonnage rates caused by excessive levels of down time and high cost purchased ore comprising a significant amount of the ore processed for the first three quarters.

Gold sales:

For the year ended December 31, 2011, the Company realized gold sales of $105.1 million on sales of 66,876 ounces of gold, compared with realized gold sales of $71.4 million on sales of 56,414 ounces of gold in 2010. The increase in sales in 2011 compared to 2010 is attributable to (i) the increase in the average sale price of gold of $1,623 per-ounce in 2011 from $1,265 per-ounce in 2010; and (ii) a 17% increase in the number of ounces sold in 2011 compared to 2010, as the Company continued to ramp up production at Jerritt Canyon towards stead y-state production.

Gross loss:

The Company had a gross margin loss of $25.9 million for the year ended December 31, 2011, compared to a loss of $11.6 million for the year ended December 31, 2010. The increased loss in 2011 compared to 2010 is caused by a combination of (i) low production rates at the mill which resulted from both scheduled maintenance downtime and unscheduled downtime due to equipment failure; and (ii) the processing of high cost purchased ore, which comprised close to 50% of daily production during the first three quarters of 2011 (discontinued in mid-November of 2011).

The Company produced 67,748 payable ounces of gold during the year ended December 31, 2011 compared to 56,966 ounces in 2010.

Depreciation, depletion and amortization:

The Company had $6.7 million in depreciation and amortization for the year ended December 31, 2011 compared with $5.4 million for the years ended December 31, 2010. Depreciation expense was higher in 2011 compared to the prior year due to a higher property, plant and equipment asset base arising from the purchase of mining equipment and other significant investments in the operations during 2011. Depletion was nil in 2011 and 2010.

Impairment of Mineral Properties and Equipment

There were no impairment charges on mineral properties in 2011. During the year ended December 31, 2010, management reviewed the remaining mineral properties and concluded that management did not intend to pursue exploration of the Silver Bar property in Arizona and the Mount Nansen project held by the joint venture. As a result all deferred costs associated with the two properties were expensed in the year resulting in a $1.0 million impairment charge. See the section on “Critical Accounting Estimates” for discussion on impairment testing of long-lived assets.

Exploration, general and administrative expenses and share-based payments:

The Company expensed $0.8 million of underground exploration activity at Jerritt Canyon mine in the year ended December 31, 2011 compared with $1.0 million in 2010. The Company capitalizes exploration activities related to non-producing areas.

During 2011 the Company incurred general and administrative expenses (“G&A”) of $8.6 million compared with $6.4 million in 2010. The increase in 2011 G&A, compared to 2010, is the result of a $3. million increase in general and administrative expenses, offset by a $2.3 million decrease in share based payments which is included within G&A expense on the consolidated statement of operations.

The non-share based payment G&A expenses are primarily incurred at the head office in Canada and the increase in 2011 from 2010 arises from a $1.5 million increase in salary and benefit costs; a $0.7 million increase in professional fees; and, a $0.7 million increase in consulting fees, all of which were due to the expansion of operations and increased financing activities. Further contributing to the increase was the effect of the weakening of the US dollar relative to the Canadian dollar from $0.97 in 2010 to $1.01 in 2011.

Share-based payments included in G&A were $1.8 million in 2011 compared to $4.1 million in 2010. The charge in 2011 relates to the vesting of stock options that were granted in 2009, 2010 and 2011, while the comparable charge in 2010 relates primarily to the immediate vesting of options granted to directors and key management personnel in the third quarter of 2010. The Company granted 7.9 million stock options during 2011, primarily to key personnel, compared to the 37.6 million options granted primarily to directors and key personnel in 2010.

Interest and other income (expense)

Interest and other income (expense) is comprised of:

	2011	2010
Gain (loss) on warrants	$97,203	$(100,412)
Loss on derivatives	(19,524)	(7,163)
Provisions for and settlement of lawsuits	-	(4,612)
Cash settlement of deferred revenue	-	(3,071)
Interest income (expense), net	57	54
Other	137	251
	$77,873	$(114,953)

The Company has issued share purchase warrants denominated in Canadian dollars. As the Canadian dollar is not the functional currency of the Company, the issued and outstanding warrants are treated as financial instruments (derivative liabilities) and are thus revalued at each reporting period, with the change in fair value recorded in net income. For the year ended December 31, 2011 a gain of $97.2 million was recognized compared to a loss of $100.4 million in 2010. The 2011 gain is caused by a lower valuation of the derivative warrant liability which resulted from declines in the Company’s share price during 2011.

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds were allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This debt was settled on August 12, 2011 using proceeds from the Gold Purchase Agreement. Immediately prior to settlement the derivative was revalued resulting in a loss of $11.9 million during the year compared to the revaluation of this derivative during 2010, which resulted in a loss of $5.3 million being recognized. Additional derivative losses of $7.5 million was recognized in year ended December 31, 2011 relating to two gold forward contracts entered into November 2010 and January 2011, the latter of which was settled in June of 2011. A derivative loss of $1.9 million was recognized in 2010 in relation to the November 2010 forward contract.

In 2010 the Company also recorded charges relating to the settlement of lawsuits ($4.6 million) and the settlement of an advanced gold payment received in 2009 ($3 million) in interest and other income (expense).

Finance and transactions costs:

Finance and transactions costs are comprised of:

	2011	2010

Inducement warrants expense	$-	$43,631
Interest on long term borrowings	5,784	3,681

Accretion of decommissioning and rehabilitation provisions	1,704	1,794
Environmental rehabilitation expense	2,165	-
Transaction costs	1,604	-
Interest and other expense	351	2,418
	$11,608	$51,524

Finance and transactions costs for the year ended December 31, 2011 were $11.6 million compared to $51.5 million 2010. The large decrease in 2011 compared to 2010 is primarily attributable to a financing charge of $43.6 million incurred in 2010 for the issuance of 190.7 million inducement warrants (no inducement options were issued in 2011).

The finance and transaction costs in 2011 were predominantly made up of interest on the Senior Secured Notes (the “Notes”). In August 2010, the Company issued $25.0 million in Notes and 25.0 million common share purchase warrants, raising gross proceeds of $25 million. Each Warrant entitled the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing. The Notes were repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges, meant to provide a proxy for gold price for repayment purposes) beginning October 1, 2010. The Company had guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company. Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7m was allocated on initial recognition to the warrants issued. A further $6.8 million was allocated to the gold embedded derivative arising from the indexing of the loan repayments to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. The Notes were settled in entirety in August of 2011 and thus were outstanding for a longer duration in 2011 than in 2010 resulting in higher interest expense being incurred in 2011. The accreted interest expense recorded in the 2011 was $5.8 million compared to the $3.7 million recorded in 2010.

Also included in finance and transaction costs are non-cash accretion charges for the decommissioning and rehabilitation liability, which is consistent with 2010, and $2.2 million of environmental rehabilitation expense incurred in 2011 that did not occur in 2010. The Company also incurred transaction costs of $1.6 million related to the Forward Gold Purchase Agreement on August 12, 2011 (no comparable costs were incurred in 2010).

Foreign exchange loss:

There was a foreign exchange gain of $1.8 million in 2011, compared with a $0.2 million loss in 2010. This was due to the strengthening of the Canadian dollar relative to the US dollar as disclosed above. The 2011 gain was the result of Canadian denominated assets having increased value due to the strengthening Canadian dollar offset by Canadian dollar denominated monetary liabilities (primarily future income tax and asset retirement obligations),

Income taxes:

The Company recorded an income tax recovery of $0.2 million in 2011 compared $1.6 million in 2010. The total income tax recovery in 2011 reflects a current recovery of $0.7 million, resulting from the current year reversal of prior year provisions, which is offset by a 2011 deferred income tax expense of $0.5 million resulting from increased future income tax liabilities related to Ketza, primarily the result of the issuance and renunciation of flow-through shares. As at December 31, 2011 the Company had unrecognized deferred tax assets of $89.1 million (2010 - $74.4 million), in respect of unrecognized deductible temporary differences, unused tax losses, and unused tax credits of $246.4 million (2010 - $220.8 million). These unrecognized deductible temporary differences, unused tax losses, and unused tax credits are predominantly made up of non-capital and net operating loss carry forwards of $158.5 million (2010 - $143.3 million) which are to expire between 2012 and 2031.

SUMMARY OF QUARTERLY RESULTS

(In thousands of dollars, except for share and per share amounts)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Income Statement
Gold Sales	$27,769	$30,116	$28,258	$18,973	$29,896	$19,466	$11,850	$10,158
Cost of gold sold	30,615	37,279	30,191	32,890	37,911	18,036	13,536	13,460
Gross margin - mining operations	(2,846)	(7,163)	(1,933)	(13,917)	(8,015)	1,430	(1,686)	(3,302)
Loss from operations	(6,055)	(11,159)	(7,127)	(17,133)	(11,377)	(3,867)	(4,201)	(5,711)
Profit/(loss) before taxes	(8,708)	(18,119)	22,926	30,091	(52,492)	(102,106)	4,575	(41,995)
Net profit/(loss)	(7,506)	(17,973)	22,915	28,946	(50,924)	(102,086)	4,537	(41,915)
Basic net profit/(loss) per share	(0.01)	(0.02)	0.03	0.04	(0.07)	(0.15)	0.01	(0.07)
Weighted average # of shares outstanding (000's)	930,606	930,606	826,650	691,128	685,616	667,823	652,520	578,796
Balance Sheet
Cash and cash equivalents	2,261	37,459	7,761	-	-	5,821	-	2,066
Total assets	$327,646	$328,259	$261,447	$222,902	$219,241	$223,596	$204,064	$195,651

RESULTS OF OPERATIONS

The Company incurred a loss of $8.7 million during the quarter ended December 31, 2011, compared to a loss of $52.5 million in the quarter ended December 31, 2010. The $43.8 million decrease being primarily attributable to a $1.0 million gain from the fair valuation of the warrant liability in the fourth quarter of 2011 compared to a $33.0 million loss arising from fair value measurement of the warrants in the fourth quarter of 2010. Also contributing to the decreased loss was improved gross margin results. There was a $2.8 million gross loss from mining operations in the fourth quarter of 2011, compared to an $8.0 million loss for the same period in 2010.

Gold sales:

Gold sales in the fourth quarter of 2011 were $27.8 million which were earned on the sales of 16,850 ounces of gold from Jerritt Canyon, at an average selling price of $1,676 per ounce. This is a decrease from the $29.9 million in gold sales earned in the fourth quarter of 2010 which was from the sale of 21,883 ounces of gold from Jerritt Canyon, at an average price of $1,366 per ounce. The decrease is attributable to lower grade ore processed in the fourth quarter of 2011 (in 2010 the Company was processing higher grade Newmont purchased ores), and lower production levels as Jerritt operations were subject to a series of scheduled and unscheduled down time. These factors were offset by the significant increase in average selling price for gold during the quarter as gold markets improved over 2010.

Gross loss:

During the three months ended December 31, 2011, the Company had a gross margin loss on gold sales of $2.8 million compared to a loss of $8.0 million in the fourth quarter of 2010. This improved margin results from a decrease in cost of sales from $37.9 million in the fourth quarter of 2010 to $30.6 million in 2011. This cost of sales reduction arose as the Company reduced the volume, and grade, of purchased ore processed during the quarter significantly when compared to 2010. This was offset partially due to the continued production problems arising from excessive downtime in the quarter, resulting in a negative margin on sales.

Depreciation, depletion and amortization:

The Company had $1.8 million in depreciation and amortization for the three months ended December 31, 2011, compared with $1.5 million in 2010. The higher depreciation in 2011 is due to an increase in the depreciable property plant and equipment asset base.

Exploration, general and administrative expenses and share-based payments:

The Company incurred $0.2 million of underground exploration activity at Jerritt Canyon mine in the three months ended December 31, 2011, which was expensed in the period, compared to $0.8 million in 2010.

For the three months ended December 31, 2011, the Company incurred $1.2 million in general and administrative expenses (“G&A”) compared with $0.4 million in 2010. These G&A costs incurred at the head office in Canada. The 2011 fourth quarter amount, compared to 2010, is primarily the result of: $0.6 million increase in salaries and benefits costs; and, $0.5 million increase in professional fees, both due to increased operations, which was offset by $1.0 million reversal of interest and penalty accruals, compared to a $0.9 million reversal of accruals that occurred in the fourth quarter of 2010.

Stock-based compensation, included in G&A, was $0.1 million in the three months ended December 31, 2011 compared to $0.5 million in the comparable period in 2010.

Interest and other income (expense)

Interest and other income (expense) was a loss of $2.3 million for the three months ended December 31, 2011, compared to a loss of 37.4 million for the same period in 2010.

The loss recorded in 2010 primarily arose as a result of the fair value movement warrant liability resulting in a loss of $32.6 million, compared to a gain of $1.0 million being recognized on the warrant fair value recording in the fourth quarter of 2011.

Finance and transaction costs:

Finance and transaction costs was $2.0 million for the three months ended December 31, 2011, compared to $2.2 million for the same period in 2010. The change is a result of a decrease in interest expense on the on the Notes which was nil in the fourth quarter of 2011 due to the Notes being settled August 2011, compared to $2.0 million for the same period in 2010. This decrease is offset by a $2.1 million in environmental rehabilitation costs incurred in 2011 that were not incurred in the fourth quarter of 2010.

LIQUIDITY

During 2011 cash and cash equivalents increased from nil to $2.3 million. At December 31, 2011 the Company had a working capital deficiency of $52.7 million, compared to a working capital deficiency of $51.7 million at December 31, 2010, as a result of the following activities:

Operations:

During 2011 the Company recorded net income of $26.4 million, which, after subtracting interest paid and non-cash items, including changes in working capital, of $52.3 million, and adding net deferred revenue proceeds of $114 million, resulted in cash inflows of $61.6 million for the year. This cash inflow is comprised primarily of net deferred revenue proceeds of $114 million, gross losses of $25.9 million, general and administrative costs $8.2 million, environmental related expense $2.2 million and exploration expenditures of $1 million.

Changes in non-cash working capital resulted in a $13.0 million cash outflow compared to $1.5 million outflow in the comparable period in 2010. The outflows in 2011 were from a reduction in accounts payable of $16.7 million and a $3 million increase in accounts receivable (primarily due to the Deutsche Bank settlement on the December delivery), offset by an inflow from the decrease in inventory of $6.7 million. The outflows in 2010 primarily arise from an increase in accounts payable of $10.1 million, a $0.8 million increase in accounts receivable offset by $10.9 million from inventory balance increases.

Investing:

Capital expenditures

	2011			2010

	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total

Mill and equipment expenditures - Jerritt Canyon	$48,667	$-	$48,667	$5,053	$-	$5,053
Exploration expenditures & underground mine development - Jerritt Canyon	-	11,424	11,424	-		-
Property, plant and equipment expenditures - Ketza River project	1,616	-	1,616	8		8
Exploration expenditure - Ketza River project	-	5,094	5,094		8,276	8,276
Corporate property plant and equipment expenditures	64	47	111	143	-	143
	$50,347	$16,565	$66,912	$5,204	$8,276	$13,480

Expenditures on property, plant and equipment and mineral properties were $66.9 million for the year ended December 31, 2011. The significant expenditures on property plant and equipment at Jerritt was made up of mining equipment for the SSX-Steer mine ($10.2 million), major mill upgrades such as the digital control system for mill operations ($1.2 million), the new ore dryer circuit ($10.7 million), and refinery upgrades, including electro winning equipment ($0.8 million) along with the commencement of work on the tailings facility and the current evaporation system ($20.5 million).

Exploration and underground development expenditures at Jerritt Canyon during 2011 was primarily made up of new property exploration and evaluation program expenditures of $8.3 primarily at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala, as described in the underground exploration summary above; and, the addition of $3 million in underground infrastructure and underground mine development at the Smith and SSX/Steer mines.

Exploration and evaluation at the Ketza River project for 2011 was $5.4 million and have primarily been focused on the preparation of the YESAB proposal which was submitted in September 2011. Work was also carried out to construct the necessary roads for the 2011 drill season which commenced in the fourth quarter and is described in the Ketza River exploration summary section above. Other expenditures in 2011 related to the Company temporarily closing the exploration camp facilities to add new camp structures, drill new water wells, and improve the existing septic system.

Property plant and equipment expenditures for 2010 related to the completion the majority of the heat tracing at the facility to reduce line freezing ($0.4 million), upgraded the existing roaster control system from an outdated pneumatic system to electronically controlled ($0.2 million), replacing one quench tank ($0.4 million), replacing the north cone crusher that had been operating for 20 years ($0.4 million), purchased mining equipment needed for initial development work ($0.4 million), refurbished the exterior of the mill ($0.3 million) and completed several Consent Decree projects such as the initial design for water treatment facilities, installation of seepage wells and monitoring, and upgrades to current systems to monitor emissions (total of $1.2 million).

Financing:

During the first quarter of 2011, the Company raised $7.2 million of financing through the issuance of flow-through shares and a further $5.0 million through a forward sales contract entered into in January 2011. The forward contract matured on September 30, 2011 and was settled through a combination of cash ($5.4 million) derived from the sale of 3,465 ounces on behalf of the lender and the transfer of an additional 1,000 ounces to the account of the lender to satisfy the terms of the contract.

On May 24, 2011, the Company raised C$14.7 million of financing through the private placement of 33.5 million C$0.43 units with Deutsche Bank AG, each unit consisting of one common share and a common share purchase warrant with an exercise price C$0.55. As well, an additional C$44.9 million was raised through the sale of warrants from the Company’s major shareholder to a group of institutional investors, including Deutsche Bank AG, under the condition the warrants were to be immediately exercised. A further C$12.5 million was raised from 59.1 million warrants that were exercised during a 30 day period wherein the warrants could be exercised for an 18% discount to their original strike price.

In August 2011 the Senior Secured Notes entered into in August 2010 (the “Notes”, further detail below), including the embedded gold derivative, were settled in entirety. Total cash repayments on the Notes in 2011 totaled $41.7 million.

On November 25, 2010, the Company entered into a gold sales contract which specified that 6,255 troy ounces of refined gold will be sold to the Purchaser by May, 2011, which was extended to December 2012. In return, the Company received an upfront payment of $7.0 million cash.

In August 2010 the Company issued $25.0 million in Senior Secured Notes and 25,000,000 common share purchase warrants, raising net proceeds of $24.8 million. Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7 was allocated on initial recognition to the warrants. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price.

In the second quarter of 2010, the Company issued 34.6 million flow-through shares for proceeds of $9.2 million. Under the conditions of the flow through shares, funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (“CEE”) on properties located in Canada. The Company incurred cash share issue costs of $0.6 million related to this share issue. In the first quarter of 2010, the Company also issued 22.7 million shares for net proceeds of $4.8 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The previous shutdowns at Jerritt Canyon and operating issues since restarting have increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations have undergone a significant upgrade in early 2012 with the installation of a new ore dryer and conveyor system, along with an upgrade of the oxygen plant and refinery and the installation of a new DCS system. These changes, once personnel are fully trained and functioning should have a significant impact on the mills output capacity and return to positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources, or achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2011:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	$40,515	−	−	−	$40,515
Finance lease obligations	8	11	−	−	19
Operating lease obligations	55	166	221	367	809
Decommissioning and rehabilitation provisions	−	−	−	60,736	60,736
Total	$40,578	$177	$221	$61,103	$102,079

CAPITAL RESOURCES:

The Company had a cash balance of $2.3 million as of December 31, 2011 and a negative working capital balance of $52.7 million. The Company had a $65.8 million cash balance in restricted cash as of December 31, 2011, primarily related to cash restricted for future reclamation at the Jerritt Canyon property. Although current cash flows from operations are improving and returning to maintenance levels, at year-end management was pursuing further financing to supplement working capital.

In February 2012, the Company was successful in completing an extension of the Forward Gold Purchase Agreement with Deutsche Bank (described below). Under this extension agreement, Queenstake received a gross prepayment of US$20 million in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold. Deutsche Bank will make additional payments to Queenstake for the Future Gold Deliveries, the amounts of which will be determined by the market price of gold less a minimum price of US$850 per ounce, up to a maximum price of US$1,750 per ounce. Under the terms of the Agreement, in the event that the actual monthly quantity of gold delivered by the Company is less than the scheduled monthly amount, the shortfall can be made up, at the option of Deutsche Bank, by the issuance of common shares of the Company (the "Shares"). The conversion price per Share will be the five day volume weighted average price ("VWAP") of the Company's shares as traded on the Toronto Stock Exchange ("TSX") immediately prior to the monthly delivery date for the scheduled delivery month in which such gold shortfall payment obligation arises, less the discount as permitted by the TSX. In connection with the transaction, the Company has issued to Deutsche Bank one share purchase warrant (the "Warrant"), which can be exercised to purchase 40,000,000 common shares (each "Warrant Share") at a price of $0.44 per share on or before February 7, 2015. Total prepayment funds of $18.9 million were received by Queenstake on February 8, 2012, which were net transactions cost of $1.1 million, $1.0 million of which was paid Deutsche bank. The net funds received will be used for working capital and to further invest in the expansion of the SSX-Steer mine.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”). As described above, in February 2012 the Company entered into an extension of this agreement whereby the Company would deliver an additional 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time.

The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold.

OUTLOOK

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company will focus on ramping up production from the SSX-Steer mine, processing available stockpiles, and continue receiving ore from the Smith mine, while pursuing profitable opportunities to process third party ore, either under a purchase agreement or toll milling arrangement. The Company will also continue building the necessary infrastructure and making equipment purchases in order to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon.

The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate over 100 tons of ore per hour through each roaster circuit based on current emissions. As part of the January 2012 shutdown the Company was able to install the second quench tank and the necessary emissions control equipment (additional bag house to filter dust, sulfur dioxide scrubber) on the new ore dryer as well as all other remaining items on the CD except for the cleanup of rock dump sites from historic mining activity. The Company has also substantially completed the second tailings facility and water storage reservoirs, although lining and commissioning will take place in the second quarter of 2012. This investment is not a component of the CD itself; however this investment will extend the life of the mill and bring it in line with current standards. With the majority of the key items in the CD complete the Company is looking at alternative ways to structure the remaining project so that the CD can be brought to a close.

The surface exploration program in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well. These results have largely been incorporated into a new reserve up date that the Company expects to release in the second quarter of 2012.

In the Yukon, the Company completed the YESSA application process in September and has entered the question and answer phase with YESAB. Should the permitting be approved on a timely basis (within 9 months of submission) the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On March 29, 2012, the Company had $6.4 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2011.

SUBSEQUENT EVENTS

On January 12, 2012, the Company entered into a forward gold sales contract with a company related by common directors for which the Company received advance proceeds of $5.0 million. The agreement specified that 3,665 troy ounces of refined gold is to be sold to the counterparty by June 12, 2012. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of $6.0 million rather than through physical delivery of the gold.

On February 7, 2012, the Company entered into an extension of the Forward Gold Purchase Agreement with Deutsche Bank as described in the Capital Resources section above.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company was charged a total of $0.4 million (2010 - $0.4 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 21, 2011 is $nil (2010 – $0.1 million).

In January 2011 the Company entered into a gold forward contract with a company related by common directors. The liability was settled in June 2011 at which time its fair value was $6.9 million resulting in a loss of $1.5 million being recognized in 2011. As described in the subsequent events section above, in January 2012 the Company entered into another gold forward contract with the same company whereby the Company received $5.0 million for the future delivery of 3,665 troy ounces of refined gold.

In July, 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2011 a total of $0.2 million was charged to the Company under this agreement.

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2011	2010
Salaries and directors fees	$1,573	$849
Short-term benefits	32	53
Share-based payments	789	2,713
	$2,394	$3,615

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

Accounting standards effective January 1, 2012:

1.)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

2.)	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013:

1.)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

2.)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non- consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments to have a material impact on its consolidated financial statements.

6.)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments to have a material impact on its consolidated financial statements.

7.)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015:

IFRS 9 - Financial Instruments (“IFRS 9”)

1.)

This new standard for the financial reporting financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Transitional Financial Impact

As a result of the change in accounting policies, the Company recorded a reduction in equity of $14.3 million as at January 1, 2010. The table below details the adjustments to equity due to application of IFRS as at January 1, 2010, and December 31, 2010.

	January 1,	December 31,
	2010	2010
Equity under Canadian GAAP	99,710	80,461
Change in functional currency	(100)	3,070
Decommissioning and rehabilitation provision	(4,252)	(2,693)
foreign exchange impact on deferred tax	2	106
share based payment	(56)	-
warrants reclassified as derivatives	(9,857)	(150,584)
Issuance of flow through shares	-	(1,177)
Equity under IFRS	85,447	(70,817)

As a result of the changes required following adoption of IFRS, the Company recorded an increase in comprehensive loss of $95.1 million for the year ended December 31, 2010.

Year ended
December 31, 2010
Comprehensive income under Canadian GAAP	(93,095)
change in functional currency	1000
foreign exchange impact on deferred tax	104
decommissioning and rehabilitation provision	1559
share based payment	456
warrants reclassified as derivatives	(100,412)
Comprehensive income under IFRS	(190,388)
Cumulative translation adjustment	2,169
Total comprehensive income under IFRS	(188,219)

The only transition adjustment to impact the consolidated statement of cash flows was as a result of the accounting policy choice to consolidate the YS Mining Company joint venture using the equity method. The Company has excluded the Company’s share of cash held by the joint venture and cash movements from the consolidated statement of cash flows and recorded the impact of net income/loss recorded in the consolidated cash flow from operations.

Financial Statement Presentation Changes

The transition to IFRS has resulted in the reclassification of certain additional items for presentation purposes to comply with the requirements of IAS 1 ‘Presentation of Financial Statements’. Significant changes to presentation and disclosure are as follows: a) accretion expense has been reclassified from operating expenses to finance costs; b) share based payments are no longer disclosed separately and are held within general and administrative expense or cost of sales dependent upon the role of the individual to whom the options have been awarded; and c) mineral properties have been reclassified into property, plant and equipment.

The International Accounting Board (“IASB”) has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes to the Company on a timely basis.

Outlook on Future Earnings

Future net earnings will be primarily impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The International Accounting Board (“IASB”) has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings, warrants and other derivative assets and liabilities.

Cash and cash equivalents, restricted funds, and derivative assets and liabilities, are designated as fair value through profit or loss (“FVTPL”, all held for trading) and are therefore carried at fair value, with any unrealized gain or loss recorded in income. Derivative assets are forward metal sale option contracts (“Puts”). Subsequent to recording the initial acquisition of these derivative assets, fair value is derived from observable market prices for Puts with like terms. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the Notes (the “Embedded Derivative”). The fair value of the Embedded Derivative and derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants is determined using an option pricing model.

Account receivables are classified as loans and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and are held at amortized cost using the effective interest method of amortization. The fair value of accounts receivable, and accounts payable and accrued liabilities, approximates the carrying values because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold, one of which was outstanding at December 31, 2011, and one of which was entered into with a related party in January 2012. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreement with Deutsche Bank, AG, London Branch (“Deutsche Bank”), entered into on August 12, 2012 (the “Gold Purchase Agreement”). Under the Gold Purchase Agreement the Company is obligated to deliver 173.880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. On February 8, 2012 the Company entered into an agreement with Deutsche Bank to extend the Gold Purchase Agreement whereby a further US $20 million prepayment was received by the Company in exchange for the future delivery of an additional 27,950 ounces of gold to be delivered through monthly deliveries of 650 ounces of gold, over a forty-three month term commencing March 31, 2012 (the “Gold Purchase Agreement Extension”). The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with the Gold Purchase Agreement, and the Gold Purchase Agreement Extension. The dollar amount of the additional payments is contingent on the future price of gold.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 report for both the Ketza River and Jerritt Canyon property and expects these to be completed during the second quarter of 2012.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2011 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. Although the availability of some forms of funding improved in early 2011, the ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2011.

The Company was able to obtain financing in 2011 primarily through a Gold Facility which entailed an upfront partial payment for the future delivery of gold production. Further funding in the first half of the year was obtained through both the issuance of flowthrough shares and also through a limited issuance of non-flowthrough shares through private placement. During 2011 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of March 29, 2012:

Common shares issued and outstanding	931,479,031

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	94,914,372	$1.10	1.2
Stock options	61,156,514	$0.34	3.0

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

A company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company maintained effective internal control over financial reporting.

Material Weakness:

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2010 it was concluded that Company’s internal controls were not designed or operating effectively as a result of a material weakness in controls over inventory. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the September 30, 2010 quarterly financial statements; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold.

Remediation activities:

Following the identification of the unaccounted for gold in Q3 2010, the following measures were taken to strengthen the controls over inventory:

•	Further security measures were implemented in the refinery, including an upgrade of the current scanning equipment.

•	Additional resources were appointed at the mine site including:

	o	a metallurgist to provide perform timely and accurate measurements of gold inventory throughout the Jerritt canyon circuit;

	o	a new Chief Operating Officer for further oversight of inventory measurement and reconciliations; and,

	o	a new Security Director to assess and enhance the physical security of gold inventory at the Jerrritt Mill.

As a result of these mitigating measures undertaken in 2011 the timely and accurate measurement of gold inventory has taken place, and there has not been a reoccurrence of missing gold ounces as was experienced in 2010. Based on this is has been concluded that the 2010 identified material weakness has been remediated and no such weakness exists as of December 31, 2011.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that, as a result of the material weakness in internal control over financial reporting described above, as of December 31, 2011 our disclosure controls and procedures are effective.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.